UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1) *

SouthWest Water Company

(Name of issuer)

Common Stock, $0.01 Par Value

(Title of class of securities)

845331107

(CUSIP number)

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

Attn: Alan Klein

(212) 455-3188

with copies to:

Morrison Cohen LLP 909 Third Avenue New York, NY 10022 Attn: Salomon R. Sassoon (212) 735-8600	Stroock & Stroock & Lavan LLP 180 Maiden Lane New York, NY 10038 Attn: Richard Madris (212) 806-5400

(Name, address and telephone number of person authorized to receive notices and communications)

March 16, 2010

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 845331107
1.	Names of reporting persons. SW Merger Acquisition Corp.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF, WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 2,700,000*
	9.	Sole dispositive power 0
	10.	Shared dispositive power 2,700,000*
11.	Aggregate amount beneficially owned by each reporting person 2,700,000*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒ *
13.	Percent of class represented by amount in Row (11) 9.82%**
14.	Type of reporting person (see instructions) CO

*	SW Merger Acquisition Corp., a Delaware corporation (“Parent”), may be deemed to be a member of a “group”, within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that includes Water Asset Management LLC, a New York limited liability company (“WAM”), TRF Master Fund (Cayman) LP, a Cayman Islands limited partnership (the “WAM Stockholder”), Water Investment Advisors (Cayman) Ltd., a Cayman Islands exempted company (the “WAM General Partner”), Matthew J. Diserio, an individual (“Mr. Diserio”), Disque D. Deane Jr., an individual (“Mr. Deane” and together with WAM, WAM Stockholder, WAM General Partner and Mr. Diserio, the “WAM Investors”), IIF Subway Investment LP, a Delaware limited partnership (“IIF”) and IIF Water Manager LLC, a Delaware limited liability company (“IIF GP”, and together with IIF, the “IIF Investors”, and collectively with WAM Investors, the “Investors”). WAM Stockholder, WAM General Partner and the IIF Investors are the direct or indirect owners of Parent. WAM is the investment manager of WAM Stockholder. Parent acquired an aggregate of 2,700,000 shares of common stock (the “Purchased Shares”) of SouthWest Water Company, a Delaware corporation (“SouthWest”) pursuant to a Securities Purchase Agreement, dated March 16, 2010 (the “Securities Purchase Agreement”) between Parent and SouthWest. SouthWest, Parent and SW Merger Sub Corp., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”) entered into an Agreement and Plan of Merger, dated as of March 2, 2010 (the “Merger Agreement”), pursuant to which Parent will acquire all of the outstanding common stock of SouthWest as described in Item 4 of this Schedule 13D. The Merger Agreement is a separate transaction from the Securities Purchase Agreement, and includes, among other things, its own conditions to each party’s obligation to close the transaction and its own termination rights. As described in Item 5 of this Schedule 13D, WAM Stockholder acquired 1,173,969 shares of common stock of SouthWest (the “Held Shares”) prior to the execution and delivery of the Merger Agreement. Parent expressly disclaims beneficial ownership of any of the shares of common stock of SouthWest that may be beneficially owned by the Investors (other than the Purchased Shares) and expressly declares that the filing of this Schedule 13D shall not be construed as an admission that Parent is, for purposes of Section 13(d) and (e) of the Exchange Act, the beneficial owner of the shares of common stock of SouthWest that may be beneficially owned by the Investors (other than the Purchased Shares).
**	Based on the representation of SouthWest set forth in the Merger Agreement that 24,794,218 shares of common stock were outstanding as of March 2, 2010, and adding to that number the 2,700,000 shares of common stock that were acquired pursuant to the Securities Purchase Agreement (the “Declared Shares Outstanding”). Under Section 13(d)(3) of the Exchange Act and based on the number of Declared Shares Outstanding, Parent and the Investors may be deemed to be a “group” within the meaning of Section 13(d)(3) of the Exchange Act. See Item 5 of this Schedule 13D for a full description of the arrangements among Parent and the Investors.

CUSIP No. 845331107
1.	Names of reporting persons. Water Asset Management LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 1,173,969*
	9.	Sole dispositive power 0
	10.	Shared dispositive power 1,173,969*
11.	Aggregate amount beneficially owned by each reporting person 1,173,969*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒ *
13.	Percent of class represented by amount in Row (11) 4.73%**
14.	Type of reporting person (see instructions) OO

*	WAM may be deemed to be a member of a “group”, within the meaning of Section 13(d)(3) of the Exchange Act that includes the Parent, WAM Stockholder, WAM General Partner, Mr. Diserio, Mr. Deane, and IIF Investors. WAM Stockholder, WAM General Partner and IIF Investors are the direct or indirect owners of Parent. WAM is the investment manager of WAM Stockholder. Parent acquired the Purchased Shares pursuant to the Securities Purchase Agreement. SouthWest, Parent and Merger Sub entered into the Merger Agreement, pursuant to which Parent will acquire all of the outstanding common stock of SouthWest as described in Item 4 of this Schedule 13D. The Merger Agreement is a separate transaction from the Securities Purchase Agreement, and includes, among other things, its own conditions to each party’s obligation to close the transaction and its own termination rights. As described in Item 5 of this Schedule 13D, WAM Stockholder acquired the Held Shares prior to the execution and delivery of the Merger Agreement. WAM expressly disclaims beneficial ownership of any of the shares of common stock of SouthWest that may be beneficially owned by the Investors (other than with respect to the Held Shares) and expressly declares that the filing of this Schedule 13D shall not be construed as an admission that WAM is, for purposes of Section 13(d) and (e) of the Exchange Act, the beneficial owner of the shares of common stock of SouthWest that may be beneficially owned by the Investors (other than with respect to the Held Shares).
**	Based on the representation of SouthWest set forth in the Merger Agreement that 24,794,218 shares of common stock were outstanding as of March 2, 2010. Under Section 13(d)(3) of the Exchange Act and based on the number of Declared Shares Outstanding, Parent and the Investors may be deemed to be a “group” within the meaning of Section 13(d)(3) of the Exchange Act. See Item 5 of this Schedule 13D for a full description of the arrangements among Parent and the Investors.

CUSIP No. 845331107
1.	Names of reporting persons. Matthew J. Diserio
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 1,173,969*
	9.	Sole dispositive power 0
	10.	Shared dispositive power 1,173,969*
11.	Aggregate amount beneficially owned by each reporting person 1,173,969*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒ *
13.	Percent of class represented by amount in Row (11) 4.73%**
14.	Type of reporting person (see instructions) IN

*	Mr. Diserio may be deemed to be a member of a “group”, within the meaning of Section 13(d)(3) of the Exchange Act that includes the Parent, WAM, WAM Stockholder, WAM General Partner, Mr. Deane, and IIF Investors. WAM Stockholder, WAM General Partner and IIF Investors are the direct or indirect owners of Parent. WAM is the investment manager of WAM Stockholder. Parent acquired the Purchased Shares pursuant to the Securities Purchase Agreement. SouthWest, Parent and Merger Sub entered into the Merger Agreement, pursuant to which Parent will acquire all of the outstanding common stock of SouthWest as described in Item 4 of this Schedule 13D. The Merger Agreement is a separate transaction from the Securities Purchase Agreement, and includes, among other things, its own conditions to each party’s obligation to close the transaction and its own termination rights. As described in Item 5 of this Schedule 13D, WAM Stockholder acquired the Held Shares prior to the execution and delivery of the Merger Agreement. Mr. Diserio expressly disclaims beneficial ownership of any of the shares of common stock of SouthWest that may be beneficially owned by the Investors (other than with respect to the Held Shares) and expressly declares that the filing of this Schedule 13D shall not be construed as an admission that Mr. Diserio is, for purposes of Section 13(d) and (e) of the Exchange Act, the beneficial owner of the shares of common stock of SouthWest that may be beneficially owned by the Investors (other than with respect to the Held Shares).
**	Based on the representation of SouthWest set forth in the Merger Agreement that 24,794,218 shares of common stock were outstanding as of March 2, 2010. Under Section 13(d)(3) of the Exchange Act and based on the number of Declared Shares Outstanding, Parent and the Investors may be deemed to be a “group” within the meaning of Section 13(d)(3) of the Exchange Act. See Item 5 of this Schedule 13D for a full description of the arrangements among Parent and the Investors.

CUSIP No. 845331107
1.	Names of reporting persons. Disque D. Deane Jr.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 1,173,969*
	9.	Sole dispositive power 0
	10.	Shared dispositive power 1,173,969*
11.	Aggregate amount beneficially owned by each reporting person 1,173,969*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒ *
13.	Percent of class represented by amount in Row (11) 4.73%**
14.	Type of reporting person (see instructions) IN

*	Mr. Deane may be deemed to be a member of a “group”, within the meaning of Section 13(d)(3) of the Exchange Act that includes the Parent, WAM, WAM Stockholder, WAM General Partner, Mr. Diserio, and IIF Investors. WAM Stockholder, WAM General Partner and IIF Investors are the direct or indirect owners of Parent. WAM is the investment manager of WAM Stockholder. Parent acquired the Purchased Shares pursuant to the Securities Purchase Agreement. SouthWest, Parent and Merger Sub entered into the Merger Agreement, pursuant to which Parent will acquire all of the outstanding common stock of SouthWest as described in Item 4 of this Schedule 13D. The Merger Agreement is a separate transaction from the Securities Purchase Agreement, and includes, among other things, its own conditions to each party’s obligation to close the transaction and its own termination rights. As described in Item 5 of this Schedule 13D, WAM Stockholder acquired the Held Shares prior to the execution and delivery of the Merger Agreement. Mr. Deane expressly disclaims beneficial ownership of any of the shares of common stock of SouthWest that may be beneficially owned by the Investors (other than with respect to the Held Shares) and expressly declares that the filing of this Schedule 13D shall not be construed as an admission that Mr. Deane is, for purposes of Section 13(d) and (e) of the Exchange Act, the beneficial owner of the shares of common stock of SouthWest that may be beneficially owned by the Investors (other than with respect to the Held Shares).
**	Based on the representation of SouthWest set forth in the Merger Agreement that 24,794,218 shares of common stock were outstanding as of March 2, 2010. Under Section 13(d)(3) of the Exchange Act and based on the number of Declared Shares Outstanding, Parent and the Investors may be deemed to be a “group” within the meaning of Section 13(d)(3) of the Exchange Act. See Item 5 of this Schedule 13D for a full description of the arrangements among Parent and the Investors.

CUSIP No. 845331107
1.	Names of reporting persons. TRF Master Fund (Cayman) LP
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 1,173,969*
	9.	Sole dispositive power 0
	10.	Shared dispositive power 1,173,969*
11.	Aggregate amount beneficially owned by each reporting person 1,173,969*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒ *
13.	Percent of class represented by amount in Row (11) 4.73%**
14.	Type of reporting person (see instructions) PN

*	WAM Stockholder may be deemed to be a member of a “group”, within the meaning of Section 13(d)(3) of the Exchange Act that includes the Parent, WAM, WAM General Partner, Mr. Diserio, Mr. Deane, and IIF Investors. WAM Stockholder, WAM General Partner and IIF Investors are the direct or indirect owners of Parent. WAM is the investment manager of WAM Stockholder. Parent acquired the Purchased Shares pursuant to the Securities Purchase Agreement. SouthWest, Parent and Merger Sub entered into the Merger Agreement, pursuant to which Parent will acquire all of the outstanding common stock of SouthWest as described in Item 4 of this Schedule 13D. The Merger Agreement is a separate transaction from the Securities Purchase Agreement, and includes, among other things, its own conditions to each party’s obligation to close the transaction and its own termination rights. As described in Item 5 of this Schedule 13D, WAM Stockholder acquired the Held Shares prior to the execution and delivery of the Merger Agreement. WAM Stockholder expressly disclaims beneficial ownership of any of the shares of common stock of SouthWest that may be beneficially owned by the Investors (other than with respect to the Held Shares) and expressly declares that the filing of this Schedule 13D shall not be construed as an admission that WAM Stockholder is, for purposes of Section 13(d) and (e) of the Exchange Act, the beneficial owner of the shares of common stock of SouthWest that may be beneficially owned by the Investors (other than with respect to the Held Shares).
**	Based on the representation of SouthWest set forth in the Merger Agreement that 24,794,218 shares of common stock were outstanding as of March 2, 2010. Under Section 13(d)(3) of the Exchange Act and based on the number of Declared Shares Outstanding, Parent and the Investors may be deemed to be a “group” within the meaning of Section 13(d)(3) of the Exchange Act. See Item 5 of this Schedule 13D for a full description of the arrangements among Parent and the Investors.

CUSIP No. 845331107
1.	Names of reporting persons. Water Investment Advisors (Cayman), Ltd
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 1,173,969*
	9.	Sole dispositive power 0
	10.	Shared dispositive power 1,173,969*
11.	Aggregate amount beneficially owned by each reporting person 1,173,969*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒ *
13.	Percent of class represented by amount in Row (11) 4.73%**
14.	Type of reporting person (see instructions) OO

*	WAM General Partner may be deemed to be a member of a “group”, within the meaning of Section 13(d)(3) of the Exchange Act that includes the Parent, WAM, WAM Stockholder, Mr. Diserio, Mr. Deane, and IIF Investors. WAM Stockholder, WAM General Partner and IIF Investors are the direct or indirect owners of Parent. WAM is the investment manager of WAM Stockholder. Parent acquired the Purchased Shares pursuant to the Securities Purchase Agreement. SouthWest, Parent and Merger Sub entered into the Merger Agreement, pursuant to which Parent will acquire all of the outstanding common stock of SouthWest as described in Item 4 of this Schedule 13D. The Merger Agreement is a separate transaction from the Securities Purchase Agreement, and includes, among other things, its own conditions to each party’s obligation to close the transaction and its own termination rights. As described in Item 5 of this Schedule 13D, WAM Stockholder acquired the Held Shares prior to the execution and delivery of the Merger Agreement. WAM General Partner expressly disclaims beneficial ownership of any of the shares of common stock of SouthWest that may be beneficially owned by the Investors (other than with respect to the Held Shares) and expressly declares that the filing of this Schedule 13D shall not be construed as an admission that WAM General Partner is, for purposes of Section 13(d) and (e) of the Exchange Act, the beneficial owner of the shares of common stock of SouthWest that may be beneficially owned by the Investors (other than with respect to the Held Shares).
**	Based on the representation of SouthWest set forth in the Merger Agreement that 24,794,218 shares of common stock were outstanding as of March 2, 2010. Under Section 13(d)(3) of the Exchange Act and based on the number of Declared Shares Outstanding, Parent and the Investors may be deemed to be a “group” within the meaning of Section 13(d)(3) of the Exchange Act. See Item 5 of this Schedule 13D for a full description of the arrangements among Parent and the Investors.

CUSIP No. 845331107
1.	Names of reporting persons. IIF Subway Investment LP
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF, WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 2,700,000*
	9.	Sole dispositive power 0
	10.	Shared dispositive power 2,700,000*
11.	Aggregate amount beneficially owned by each reporting person 2,700,000*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒ *
13.	Percent of class represented by amount in Row (11) 9.82%**
14.	Type of reporting person (see instructions) PN

*	IIF may be deemed to be a member of a “group”, within the meaning of Section 13(d)(3) of the Exchange Act that includes the Parent, WAM Investors and IIF GP. IIF Investors and WAM Investors are the direct or indirect owners of Parent. Parent acquired the Purchased Shares pursuant to the Securities Purchase Agreement. SouthWest, Parent and Merger Sub entered into the Merger Agreement, pursuant to which Parent will acquire all of the outstanding common stock of SouthWest as described in Item 4 of this Schedule 13D. The Merger Agreement is a separate transaction from the Securities Purchase Agreement, and includes, among other things, its own conditions to each party’s obligation to close the transaction and its own termination rights. IIF expressly disclaims beneficial ownership of any of the shares of common stock of SouthWest that may be beneficially owned by the WAM Investors and expressly declares that the filing of this Schedule 13D shall not be construed as an admission that IIF is, for purposes of Section 13(d) and (e) of the Exchange Act, the beneficial owner of the shares of common stock of SouthWest that may be beneficially owned by the WAM Investors.
**	Based on the representation of SouthWest set forth in the Merger Agreement that 24,794,218 shares of common stock were outstanding as of March 2, 2010, and adding to that number the 2,700,000 shares of common stock that were acquired pursuant to the Securities Purchase Agreement (the “Declared Shares Outstanding”). Under Section 13(d)(3) of the Exchange Act and based on the number of Declared Shares Outstanding, Parent and the Investors may be deemed to be a “group” within the meaning of Section 13(d)(3) of the Exchange Act. See Item 5 of this Schedule 13D for a full description of the arrangements among Parent and the Investors.

CUSIP No. 845331107
1.	Names of reporting persons. IIF Water Manager LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 2,700,000*
	9.	Sole dispositive power 0
	10.	Shared dispositive power 2,700,000*
11.	Aggregate amount beneficially owned by each reporting person 2,700,000*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☒ *
13.	Percent of class represented by amount in Row (11) 9.82%**
14.	Type of reporting person (see instructions) OO

*	IIF GP may be deemed to be a member of a “group”, within the meaning of Section 13(d)(3) of the Exchange Act that includes the Parent, WAM Investors and IIF. IIF Investors and WAM Investors are the direct or indirect owners of Parent. Parent acquired the Purchased Shares pursuant to the Securities Purchase Agreement. SouthWest, Parent and Merger Sub entered into the Merger Agreement, pursuant to which Parent will acquire all of the outstanding common stock of SouthWest as described in Item 4 of this Schedule 13D. The Merger Agreement is a separate transaction from the Securities Purchase Agreement, and includes, among other things, its own conditions to each party’s obligation to close the transaction and its own termination rights. IIF GP expressly disclaims beneficial ownership of any of the shares of common stock of SouthWest that may be beneficially owned by the WAM Investors and expressly declares that the filing of this Schedule 13D shall not be construed as an admission that IIF GP is, for purposes of Section 13(d) and (e) of the Exchange Act, the beneficial owner of the shares of common stock of SouthWest that may be beneficially owned by the WAM Investors.
**	Based on the representation of SouthWest set forth in the Merger Agreement that 24,794,218 shares of common stock were outstanding as of March 2, 2010, and adding to that number the 2,700,000 shares of common stock that were acquired pursuant to the Securities Purchase Agreement (the “Declared Shares Outstanding”). Under Section 13(d)(3) of the Exchange Act and based on the number of Declared Shares Outstanding, Parent and the Investors may be deemed to be a “group” within the meaning of Section 13(d)(3) of the Exchange Act. See Item 5 of this Schedule 13D for a full description of the arrangements among Parent and the Investors.

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) relating to SouthWest Water Company, a Delaware corporation (“SouthWest”), is being filed on behalf of the undersigned to amend the Schedule 13D filed with the Securities and Exchange Commission on March 12, 2010 (as amended, the “Schedule 13D”). The Schedule 13D is filed with respect to the shares of common stock, $0.01 par value per share (the “Common Stock”), of SouthWest. Capitalized terms used and not defined herein have the same meaning as in the Schedule 13D. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

The first paragraph of Item 3 is hereby amended and restated to read in its entirety as follows:

“Parent acquired from SouthWest 2,700,000 shares of Common Stock (the “Purchased Shares”) at a purchase price of $6.00 per share, for an aggregate purchase price of $16.2 million (the “PIPE Investment”) pursuant to a Securities Purchase Agreement, dated March 16, 2010, by and between Parent and SouthWest (the “Securities Purchase Agreement”).”

Item 4.	Purpose of Transaction

The third paragraph of Item 4 is hereby amended and restated to read in its entirety as follows:

“In connection with the execution of the Merger Agreement, on March 16, 2010, Parent and SouthWest completed the PIPE Investment by entering into the Securities Purchase Agreement and the Investor Rights Agreement, dated as of March 16, 2010, by and between Parent and SouthWest (the “Investor Rights Agreement” and together with the Securities Purchase Agreement, the “Transaction Documents”). Under the terms of the Securities Purchase Agreement, Parent has acquired the Purchased Shares at a price of $6.00 per share, for an aggregate purchase price of $16.2 million. The Transaction Documents entitle the Parent to appoint a designee to serve on SouthWest’s board of directors, and also to certain registration rights with respect to the Purchased Shares in the event of the termination of the Merger Agreement. The Transaction Documents restrict the Parent’s ability to sell or otherwise transfer the Purchased Shares prior to the earlier of (i) the consummation of the Merger and (ii) the termination of the Merger Agreement in some circumstances. Except as contemplated by the Merger Agreement, Parent and Merger Sub are also prohibited from acquiring any additional shares of SouthWest’s Common Stock until the termination of the Merger Agreement. As the offering and sale of the Purchased Shares pursuant to the Transaction Documents was not registered under the Securities Act of 1933 or applicable state securities laws, the Purchased Shares may not be offered or sold in the United States absent registration or an applicable exemption from such registration requirements.”

The fourth paragraph of Item 4 is hereby deleted in its entirety.

Item 5.	Interest in Securities of the Issuer

The first bullet in Item 5(a) is hereby amended by replacing the word “shall” with the word “may”.

The second bullet in Item 5(a) is hereby amended and restated to read in its entirety as follows:

“•	Parent and IIF Investors may be deemed to beneficially own the 2,700,000 shares of the Common Stock acquired by Parent pursuant to the Securities Purchase Agreement, over all of which shares Parent and IIF Investors will have shared dispositive power and shared voting power. Such shares of Common Stock constitute 9.82% of the outstanding shares of the Common Stock based on the representations of SouthWest set forth in the Merger Agreement that 24,794,218 shares of Common Stock were outstanding as of March 2, 2010, and adding to that number the 2,700,000 shares of Common Stock that were issued pursuant to the Securities Purchase Agreement (the “Declared Shares Outstanding”).”

The second sentence in the first paragraph of Item 5(a) is hereby amended and restated to read in its entirety as follows:

“Accordingly, each of the Reporting Persons may be deemed to beneficially own, in addition to the 1,173,969 shares of the Common Stock owned by WAM Stockholder, the 2,700,000 shares of Common Stock acquired by Parent pursuant to the Securities Purchase Agreement.”

The second paragraph in Item 5(a) is hereby amended by replacing (i) the phrase “to be purchased” with the word “acquired” and (ii) the word “held” with the word “acquired”.

Item 5(c) is hereby amended and restated to read in its entirety as follows:

“On March 16, 2010, Parent and SouthWest entered into the Securities Purchase Agreement (described in Item 3, which description is incorporated in its entirety into this Item 5(c)).”

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The first sentence of the first paragraph of Item 6 is hereby amended and restated to read in its entirety as follows:

“The Merger Agreement, the Securities Purchase Agreement and the Investor Rights Agreement (each of which is described in Item 4, which descriptions are incorporated into this Item 6 by reference) are incorporated by reference in their entirety into this Item 6.”

Item 7.	Material to be Filed as Exhibits

The information in Item 7 is hereby amended and supplemented by adding the following thereto and hereto:

Exhibit Number	Description of Exhibits

4.	Securities Purchase Agreement, dated as of March 16, 2010, by and between SouthWest Water Company and SW Merger Acquisition Corp. (incorporated by reference to Exhibit 10.1 to the Form 8-K filed on March 16, 2010, File No. 000-08176).

5.	Investor Rights Agreement, dated as of March 16, 2010, by and between SouthWest Water Company and SW Merger Acquisition Corp. (incorporated by reference to Exhibit 10.2 to the Form 8-K filed on March 16, 2010, File No. 000-08176).

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 22, 2010

SW MERGER ACQUISITION CORP.

By:	/s/ Dennis Clarke
Name:	Dennis Clarke
Title:	Director

WATER ASSET MANAGEMENT, LLC

By:	/s/ Matthew J. Diserio
Name:	Matthew J. Diserio
Title:	President

TRF MASTER FUND (CAYMAN) LP

By:	Water Investment Advisors (Cayman) Ltd., its General Partner

By:	/s/ Matthew J. Diserio
Name:	Matthew J. Diserio
Title:	Director

WATER INVESTMENT ADVISORS (CAYMAN) LTD.

By:	/s/ Matthew J. Diserio
Name:	Matthew J. Diserio
Title:	Director

/s/ Matthew J. Diserio
Matthew J. Diserio

/s/ Disque Deane Jr.
Disque Deane Jr.

IIF SUBWAY INVESTMENT LP

By:	IIF WATER MANAGER LLC, its General Partner

By:	/s/ Dennis Clarke
Name:	Dennis Clarke
Title:	Managing Member

IIF WATER MANAGER LLC

By:	/s/ Dennis Clarke
Name:	Dennis Clarke
Title:	Managing Member